Filed by Nuveen Investment Trust (Commission File No. 333-212543)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Investment Trust

Commission File No. 811-07619

Nuveen Investment Trust II

Commission File No. 811-08333

TALKING POINTS

•	We currently have a proxy out for the reorganizations of Nuveen Tradewinds Global All-Cap Fund and Nuveen Tradewinds Value Opportunities Fund into Nuveen NWQ Global Equity Income Fund.

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Shareholder voting has been slow due to several factors. First, significant redemptions in the funds took place after the record date for the target funds’ joint special meeting of shareholders. Redeeming shareholders typically don’t vote. Second, well over half of the shareholder base for each target fund consists of objecting shareholders whom our solicitation firm can’t contact.

•	We are asking for your assistance in communicating to advisors who have customers in the target funds the importance of their customers voting.

•	Our hope is that advisors might reach out to their customers and remind them to vote without recommending how to vote.

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The shareholder meeting is scheduled for November 8th. The target funds are being managed under interim sub-advisory agreements that expire on December 29. If we have not reached a quorum by November 8th or shortly thereafter, this pending expiration will likely require us to recommend to the Board of the target funds that we liquidate the funds.

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We are currently exploring options for an extension of the interim sub-advisory agreement expiration dates, but there is no assurance that the expiration dates can be extended. If not extended, the timeframe between a recommendation to liquidate the funds and the actual liquidation will be extremely short.